Exhibit 21.1
ENOVIX CORPORATION
List of Subsidiaries

Subsidiary	Jurisdiction
Enovix Operations Inc.	Delaware
Enovix HoldCo Limited	Cayman Islands
Enovix OpCo Limited	Cayman Islands
Enovix India Holdco LLC	Delaware